Exhibit 23.1.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement  (No. 333-191602) on Form S-4 and related Prospectus of Denver Parent Corporation and subsidiaries for the offer to exchange up to $255 million 12.25%/13.00% Senior PIK Toggle Notes due 2018, and to the inclusion in the Registration Statement of our report dated April 9, 2014, with respect to the consolidated financial statements of Denver Parent Corporation and subsidiaries as of December 31, 2013 and 2012 and for the three years ended December 31, 2013, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Denver, Colorado
April 18, 2014